November 5, 2007

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Peggy Fisher
Alan Morris
Kevin Kuhar
Jay Webb

Re:	ICx Technologies, Inc.

Registration Statement on Form S-1 (File No. 333-145135); and

Registration Statement on Form 8-A (File No. 001-33793)

Acceleration Request

Requested Date:        November 7, 2007

Requested Time:       3:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ICx Technologies, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company also requests that the above-referenced registration statement on Form 8-A filed with the Commission on November 2, 2007 be declared effective concurrently with the Registration Statement.

The Company hereby authorizes each of Michael Danaher, Jon Layman, Braden Berg and Kristina Aberg, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

November 5, 2007

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Jon Layman, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3925 or (415) 203-0601 (mobile), or Kristina Aberg, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (202) 973-8808 or (703) 403-0937 (mobile).

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Jon Layman via facsimile at (650) 493-6811 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94305.

Under separate cover, Lehman Brothers Inc., as representative of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representative will also provide you with information with respect to clearance from the National Association of Securities Dealers, Inc. prior to the effective date.

***

Securities and Exchange Commission

November 5, 2007

Please direct any questions or comments regarding this acceleration request to Jon Layman at (650) 565-3925 or (415) 203-0601 (mobile), or Kristina Aberg at (202) 973-8808 or (703) 403-0937 (mobile).

Very truly yours,
ICx TECHNOLOGIES, INC.
/s/ Daniel T. Mongan
Daniel T. Mongan
Vice President, General Counsel and Secretary

Cc:	Hans C. Kobler

Deborah D. Mosier

Michael J. Danaher, Esq.

Jon Layman, Esq.

Ian Schuman, Esq.